

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2014

<u>Via E-mail</u>
Dhugald Pinchin
Chief Executive Officer
Source Gold Corp.
1155 Camino Del Mar #162
Del Mar, CA 92014

> **Re: Source Gold Corp.**
> **Form 10-K for the Fiscal Year Ended July 31, 2013**
> **Filed December 4, 2013**
> **File No. 000-54840**

Dear Mr. Pinchin:

    We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/Tia L. Jenkins

                        Tia L. Jenkins
                        Senior Assistant Chief Accountant
                        Office of Beverages, Apparel, and
                        Mining